                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May 2003


                          COMMISSION FILE NO. 1-8887


                         TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


              450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

        Form 20-F                       Form 40-F        X
                   -------------                   -------------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                             No               X
                   -------------                   -------------

A copy of TransCanada Corporation's News Release dated May 15, 2003 announcing that a Plan of Arrangement between TransCanada Corporation and TransCanada PipeLines Limited became effective is furnished herewith as Exhibit "1".


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRANSCANADA PIPELINES LIMITED



                                     By: /s/ Rhondda E.S. Grant
                                         --------------------------------------
                                         Rhondda E.S. Grant
                                         Vice-President and Corporate Secretary


May 27, 2003

                                  EXHIBIT INDEX

1. News Release of TransCanada Corporation dated May 15, 2003 entitled "TransCanada Corporation Arrangement Effective Today".

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